SCHEDULE 13G

Amendment No. 1
Plumtree Software, Inc.
Common Stock
Cusip #72940Q104


Cusip #72940Q104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	    HC


Cusip #72940Q104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	IN


Cusip #72940Q104
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Plumtree Software, Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		500 Sansome Street
		San Francisco, California  94111


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		72940Q104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	0

	(b)	Percent of Class:	0.000%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	0

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See Exhibit A

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Plumtree Software, Inc. at July 31, 2005 is true, complete and correct.

August 10, 2005
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated July 20, 2005, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 10, 2005, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Plumtree Software, Inc. at July 31, 2005.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of FMR Corp. and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney
	dated July 20, 2005, by Eric D. Roiter by and on behalf
of Abigail P. Johnson